Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

                       Three Months Ended March 31, 2004,
               Compared to the Three Months Ended March 31, 2003.
Overview
--------

Revenue for the quarter ended March 31, 2004, increased by $6.0 million, or 8%, to $80.9 million, compared to $74.9 million for the same period in 2003, primarily due to higher revenue from the lumber segment. Lumber segment revenue was up by 21% over last year as a result of higher sales volumes and a sharp rise in selling price. These factors more than offset the impact of a stronger Canadian dollar, which appreciated relative to the U.S. dollar by approximately 15% compared to the first quarter of 2003. The effects of the strengthened Canadian dollar were partly mitigated by our currency hedging program, which covered approximately 70% of our U.S. dollar revenue for the quarter ended March 31, 2004. The program's benefits amounted to $2.0 million for the quarter, compared to $1.9 million for the same period in 2003.

Operating earnings increased by $3 million, or 51%, to $8.9 million for the first quarter, compared to $5.9 million for the same period in 2003, mainly due to higher prices for pulp and lumber and lower operating and freight costs for the pulp segment. Operating earnings for the quarter included a charge of $0.6 million for employees' profit sharing; no accrual was recorded for profit sharing for the first quarter of 2003.

General and administration expense in the quarter decreased by $0.4 million compared to the first quarter of 2003, primarily as a result of lower consulting fees.

Lumber
------

Revenue from the lumber segment increased by $5.9 million, or 20.8%, to $34.2 million during the first quarter of 2004, compared to $28.3 million for the same period in 2003, as a result of higher average revenue per unit and higher sales volumes. Average revenue per unit increased by $46 per thousand board feet, or 11.3%, in the quarter compared to the same period in 2003, due to a sharp rise in average selling prices. Sales volumes improved by six million board feet, or 7%, in the first quarter of 2004 compared to the same period in 2003, due to increased production at our sawmills and continued strong demand reflecting the high number of housing starts in the United States and Canada. Countervailing and antidumping duties increased by $0.8 million, or 33%, to $3.2 million for the first quarter of 2004 compared to $2.4 million for the same period in 2003, largely as a result of higher average selling prices.

Operating earnings from the lumber segment increased by $1.3 million, or 118%, to $2.4 million for the first quarter of 2004, compared to $1.1 million for the same period in 2003. The increase in operating earnings was predominantly the result of higher revenue, partially offset by higher manufacturing costs. Manufacturing cost of sales increased by $15 per thousand board feet, or 5.6%, compared to the same period in 2003. This


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increase was primarily a result of increased fibre costs related to higher reforestation expense at our Boyle operations, which returned to harvesting non fire-damaged timber, as well as higher timber dues, which are assessed according to the benchmark price of lumber. Lumber cost of sales reflected savings from our power purchase rights, in terms of lower electricity rates compared to market rates, of $0.1 million in the first quarter of 2004, compared to $0.5 million in the same period of 2003.

Pulp
----

Revenue from the pulp segment increased by $0.3 million, or 1%, to $45.1 million in the first quarter of 2004, compared to $44.8 million in the same period of 2003. While sales volumes improved by 3,800 tonnes, or 5%, due to continued strong demand for BCTMP in the world market, average revenue per unit decreased by $28 per tonne, or 4.5%, compared to the same period in 2003. Although pulp prices improved in the quarter compared to the same period in 2003, the significant appreciation in value of the Canadian dollar in relation to the U.S. dollar more than offset the price increase. The negative impact of foreign exchange fluctuations was partly mitigated by our currency hedging program, which resulted in benefits of $1.5 million for the first quarter of 2004 and $1.5 million in the same period in 2003.

Operating earnings from the pulp segment increased by $2 million, or 30%, to $8.7 million in the first quarter of 2004, compared to $6.7 million for the same period in 2003. The increase in operating earnings was largely the result of lower manufacturing and freight costs. Pulp cost of sales was $14 per tonne lower in the quarter compared to the same period in 2003, primarily due to lower natural gas costs and to lower freight and other distribution costs, which decreased by $21 per tonne in the quarter. Pulp cost of sales also reflected savings from our power purchase rights of $2.0 million for the first three months of 2004, compared to $6.1 million for the same period of 2003.

Corporate and Other
-------------------

Revenue from corporate and other activities for the first quarter of 2004 was relatively stable. Operating earnings in this segment decreased by $0.4 million in the quarter, compared to the same period in 2003. This decrease was largely a result of an accrual for the employees' profit sharing plan, which was partially offset by lower consulting fees.

Financing Expenses
------------------

Financing expenses decreased by $4.2 million for the first quarter of 2004 compared to the same period in 2003, primarily due to exchange rate fluctuations. The U.S. dollar exchange rate at March 31, 2004, was 1.3095, compared to 1.2869 at December 31, 2003. The depreciation in value of the Canadian dollar relative to the US dollar in the first quarter resulted in a foreign exchange gain of $1.5 million on U.S. dollar cash and working capital, compared to a loss of $1.9 million in the same period in 2003. Interest expense was $0.7 million lower for the first quarter of 2004, due to interest accruing on long-term debt at a rate of 7 3/4%, compared to a rate of 9 7/8% in the same period of


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2003. Interest expense was also lower, due to the effect of the stronger
Canadian dollar on U.S. dollar interest expense.

Unrealized Exchange Loss (Gain) on Debt
---------------------------------------

Unrealized foreign exchange loss on U.S. dollar Senior Notes amounted to $4.3 million in the first quarter of 2004, as a result of the decline in value of the Canadian dollar relative to the U.S. dollar since the end of the previous quarter. In the first quarter of 2003, unrealized foreign exchange gains on debt amounted to $17.3 million, due to the appreciation in the value of the Canadian dollar in relation to the U.S. dollar since the end of 2002. These gains and losses were unrealized and had no impact on our cash flows and were excluded from the calculation of the employees' profit sharing plan.

Income Taxes
------------

Operating results for the quarter ended March 31, 2004, were subject to income and capital taxes at an effective rate of 35%. The actual tax rate for the quarter varied significantly from the effective rate, primarily as a result of the non-deductible portion of unrealized exchange losses on debt. Income tax expense for the quarter consisted of large-corporations capital tax of $0.1 million and future income tax expense of $1.0 million, compared to large-corporations capital tax of $0.2 million and a future income tax recovery of $0.3 million in 2003.

Liquidity and Capital Resources
-------------------------------

For the quarter ended March 31, 2004, we required cash of $7.1 million for operations, including changes in working capital, compared to $17.2 million for the same quarter of 2003. The decrease in cash required for operations in the first quarter of 2004 primarily resulted from improved operating earnings and reduced reforestation expenditures. Cash required for working capital decreased by $0.6 million in 2004 compared to the same period in 2003, with the majority of the cash requirement reflecting our seasonal build up of log inventories.

Net capital expenditures increased by $0.5 million in the quarter compared to the same period in 2003. Total capital requirements for 2004 are expected to be approximately $10 million.

At March 31, 2004, we had cash of $63.8 million, compared to cash of $17.0 million at March 31, 2003. An additional $49 million was available under our revolving credit facility, of which $4.1 million was committed for letters of credit.

Based on our current level of operations, we believe that our cash flows from operations, together with existing cash balances and availability under our revolving credit facility, will provide sufficient liquidity to meet our scheduled interest payments, anticipated capital expenditures and working capital needs over the next 12 months. However, our future operating performance may be adversely affected by prevailing economic


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conditions  and by  financial,  market and other  factors,  many of which may be beyond our control.